

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2021

Christopher Gibson, Ph.D.
Chief Executive Officer
Recursion Pharmaceuticals, Inc.
41 S Rio Grande Street
Salt Lake City, UT 84101

>   **Re: Recursion Pharmaceuticals, Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted March 3, 2021**
>   **CIK No. 0001601830**

Dear Dr. Gibson:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1.   We note your revisions in response to prior comment 1 and reissue. Please revise the first paragraph in this section to state that there is no guarantee that you will achieve similar development timelines with your future product candidates. Please revise the statements on pages 141 and 216 that your strategy is to "rapidly" advance your Notable Products through development and toward regulatory submission and similar disclosure throughout the prospectus to remove any implication that you will be successful in obtaining regulatory approval or commercializing your product candidates in a rapid or accelerated manner as such statements are speculative. Please balance the disclosure on page 131 that

you "identify low-viability programs earlier in the research cycle," "spend less per program" because of your approach, and "advance programs more quickly from program start to the clinic" compared to industry averages to state that the process of clinical development is inherently uncertain and there can be no guarantee that you will achieve similar development timelines with your future product candidates.

The Recursion OS, page 5

2.	We note your response to prior comment 3 and reissue in part. Please revise your Prospectus Summary to indicate the material challenges that your inferential search approach presents to moving drug candidates into clinical trials, including any challenges to obtaining IND approval if the mechanism of action is not understood, and ensure that your Prospectus Summary presents balanced disclosure in this regard.

Influential Search Programs, page 9

3.	We note your response to prior comment 6 regarding the table on page 10 depicting 25 additional programs. Please provide us with further analysis as to why these additional programs are sufficiently material to investors for inclusion in the prospectus summary and as to how your current disclosure presents balanced disclosure given that you have not specified the disease genes or compounds being studied, and the currently disclosed therapeutic areas may be overly broad, or revise your disclosure as appropriate.

Class B common stock to be outstanding immediately after this offering, page 14

4.	We note that the second to last bullet point on page 15 only addresses the shares of Class A common stock that are reserved for issuance under you 2021 Plan. However, your disclosure on page 260 currently indicates that Class A and Class B shares will be reserved for issuance under that plan. If Class B shares will be reserved for issuance under the 2021 Plan, please revise your bullet point as appropriate.

Risks Related to Our Class A Common Stock and This Offering
The dual-class structure of our common stock will have the effect of concentrating voting power, page 83

5.	If appropriate, please revise this risk factor to disclose that future issuances of your Class B common stock as well as mandatory and optional conversions of your Class B common stock may be dilutive to holders of your Class A common stock. Please also disclose the percentage of outstanding shares that Class B shareholders must maintain to continue to control the outcome of matters submitted to shareholders for approval.

Use of Proceeds, page 97

6.	We note your revisions in response to prior comment 10. Please revise to disclose how many product candidates you expect to be able to move from hit screening through hit identification, hit identification through identification of development candidates and identification of development candidates through commercialization using the proceeds of this offering. Please remove the reference to "commercialization" if you do not believe that you will be able to fund any product candidates through commercialization using the proceeds and specify what stage of clinical development you expect to reach with the proceeds. For example, will you be advancing your product candidates that have completed Phase 1 clinical trials into Phase 2 trials using the proceeds of this offering and, if so, will you be able to complete those Phase 2 trials with the proceeds or will you be able to complete human proof of concept trials for a certain number of product candidates?

Business
Bayer, page 239

7.   We note your revisions in response to prior comment 17. Please revise to clarify whether the royalty term is the same as the term of the license agreement.

General

8.   We note your response to prior comment 19. Please revise the statement that you are among the leaders in the space to briefly disclose the basis for the statement as described in your response or revise your leadership statement as appropriate.

    You may contact Eric Atallah at 202-551-3663 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Philip H. Oettinger, Esq.